Mail Stop 3561

September 25, 2009

Mr. Mark A. Dumouchel, CEO
Nyer Medical Group, Inc.
13 Water Street
Holliston, MA 01746

      Re: Nyer Medical Group, Inc.
              Item 4.02 Form 8-K
              File No. 000-20175

Dear Mr. Dumouchel:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                        Sincerely,

                        Brian K. Bhandari
                        Branch Chief